FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 10, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX samples > 100g/t Gold, 105 ppm Tellurium at Crowsnest Gold property, Southeastern B.C.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assays from a sample taken during a due diligence site visit at Crowsnest conducted by MAX in June 2009.   MAX’s VP Exploration, Clancy Wendt, noted visible gold mineralization near an area referred to as the “discovery trench”.  Results have now been received for a sample of this mineralization, which occurs in a silicified, quartz veined and pyritic mineralized section of a monzonite intrusive.   The sample exceeded the upper detection limit of the laboratory for gold (greater than 100,000 ppb – 100 grams per tonne) and is being re-assayed by Acme Analytical Labs Ltd. using a different technique to determine its full gold content.

Also of significance in the recent sample result is the high content of tellurium (105.4 ppm).    Several previous operators at Crowsnest, including Placer Dome Inc., have suggested a number of comparables exist between the Crowsnest Project and the Cripple Creek deposit located in Colorado. These comparables include the tectonic setting, alkalic intrusive association and occurrence of tellurium.  Cripple Creek, in production since 1890, has produced in excess of 23.3 million ounces of gold (to 2005) and continues to be mined by Anglo Ashanti Gold Mining.

MAX has been advised by its option partner, Eastfield Resources Ltd. (TSX-V: ETF), that the exploration permit has now been issued for the proposed September 2009 drill program at Crowsnest.   The Company is now making arrangements to conduct a reverse circulation drill program at Crowsnest in mid-September which will continue to explore the discovery trench area with close spaced drill holes to find the extent of the high grade mineralization and to define the direction and extent of the mineralized structure.   The discovery trench area was discovered in 1996 and trenched by Eastfield in 1999, resulting in a trench intercept of 8.57 g/t gold over 16.5 metres.

The Crowsnest gold project consists of 15 claims totaling 3,142 hectares located in Southeast B.C., one and one half hours by gravel road south of the town of Sparwood.   Crowsnest is one of two gold exploration properties in B.C. optioned from Eastfield, as announced in our news release of July 27, 2009.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101. The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 31, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX acquires Table Top gold project in Nevada; permitting underway for fall drill program

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has entered into an Option Agreement to acquire a 100 % interest in the Table Top claims in Humboldt County, Nevada  from  Energex LLC, a private Nevada corporation.  The property consists of 32 claims (640 acres) located 10 miles northwest of the town of Winnemucca, Nevada.

The Table Top area is on trend with AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, and is geologically favourable for the discovery of a medium-sized high grade, bonanza style gold deposit in a near surface environment.

During the 1980's Gold Fields, Meridian Minerals and Santa Fe Mining conducted exploration on and around the Table Top property.  A limited exploration program of only ten reverse circulation drill holes was conducted to test anomalous, up to 100,000 ppb, gold values in jasperoid.  Trenches containing gold values up to 4 grams over 5 meters were tested by the first drill hole, which contained 55 feet of 0.027 opt Au from the surface down.  This hole was drilled vertically in a breccia zone.  The remaining nine drill holes contained little of significance except around the original drill hole.  A follow up analysis showed that the exploration was centered in the wrong direction and that the holes should have been drilled to the south instead of to the north.   MAX intends to test this theory during drilling to be conducted in the fall of 2009, subject to receipt of the necessary permits.

Table Top is located in the Triassic rocks of the Raspberry formation which can be split into two general types: a northwestern belt of sandstone, siltstone, and slate, locally calcareous but devoid of limestone; and a southeastern belt of calcareous sandstone, siltstone and slate with prominent massive limestone beds 5 to 100 feet thick.  Bedding in these units trend northeast with steep dips to the southeast.

The mineralization in the Raspberry formation is generally in the form of silicification in veinlets and small pods in the limestone but in a few areas there is massive replacement of the limestone by silica. The silica, where sampled, usually contains gold with values as high as 15.5 ppm. Stibnite or stibnite casts can be found in the silica.

The terms of the Option Agreement with Energex are as follows:

Date

Payment Amount

Upon execution of this Agreement

$5,000 (U.S.)

First anniversary of Agreement

$25,000 (U.S.)

Second anniversary of Agreement

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Table Top Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

Energex, LLC is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.  This agreement is subject to acceptance for filing by the TSX Venture Exchange.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101. The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  August 31, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director